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                             October 27, 2020

       Armon Sharei, Ph.D.
       President and Chief Executive Officer
       SQZ Biotechnologies Company
       200 Arsenal Yards Blvd, Suite 210
       Watertown, MA 02472

                                                        Re: SQZ Biotechnologies
Company
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 26,
2020
                                                            File No. 333-249422

       Dear Dr. Sharei:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 Form S-1

       Dilution, page 81

   1. In computing net tangible book value it appears you included the right-of-use asset. Tell us why this asset
should not be excluded as an intangible asset when computing net tangible book value or
revise as necessary.
 Armon Sharei, Ph.D.
FirstName LastNameArmon   Sharei, Ph.D.
SQZ Biotechnologies Company
Comapany
October 27,NameSQZ
            2020    Biotechnologies Company
October
Page 2 27, 2020 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Wesley C. Holmes